As filed with the Securities and Exchange Commission on December 10, 2010	Registration No. 333 - 170191

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

PRE-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
(Exact name of issuer of deposited securities as specified in its charter)

NATIONAL ELECTRICITY CO OF CHILE INC
 (Translation of issuer’s name into English)

Republic of Chile
 (Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

399 Park Avenue
New York, New York  10043
(877) 248-4237
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Mr. Donald J. Puglisi
Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
(302) 738-6680
 (Address, including zip code, and telephone number, including area code, of agent for service)

J. Allen Miller, Esq. Chadbourne & Parke LLP 30 Rockefeller Plaza New York, New York 10112	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.
☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☐

 CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares, each representing thirty (30) common shares, without par value, of Empresa Nacional de Electricidad S.A.	N/A	N/A	N/A	N/A
*	Each unit represents 100 American Depositary Shares.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

The Registrant hereby amends this Pre-Effective Amendment No. 1 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Pre-Effective Amendment No. 1 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Pre-Effective Amendment No. 1 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Pre-Effective Amendment No. 1 to Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.             DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt – Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt – Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share ("ADSs")	Face of Receipt – Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt – Paragraphs (15) and (16).

	(iii)	The collection and distribution of dividends	Reverse of Receipt – Paragraph (14).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt – Paragraph (11). Reverse of Receipt – Paragraph (15).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (14) and (15).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Paragraph (3). Reverse of Receipt – Paragraphs (14) and (17).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt – Paragraphs (22) and (23) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt – Paragraph (11).

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (5), (7), (8) and (12).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(x)	Limitation upon the liability of the Depositary	Face of Receipt – Paragraph (5). Reverse of Receipt - Paragraphs (19) and (20).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt – Paragraph (8).

Item 2. AVAILABLE INFORMATION			Face of Receipt – Paragraph (11).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”).  These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Pre-Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(i)
Form of Amended and Restated Deposit Agreement, by and among Empresa Nacional de Electricidad S.A., (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (“Deposit Agreement”).  — Filed herewith as Exhibit (a)(i).

(a)(ii)
Deposit Agreement, dated as of August 3, 1994, by and among the Company, the Depositary and the Holders of American Depositary Receipts issued thereunder. — Previously filed as Exhibit (a)(ii) to Registration Statement on Form F-6 (Reg. No. 333-170191), filed with the Commission on October 28, 2010, and incorporated herein by reference.

(b)
Foreign Exchange Contract dated as of July 29, 1994 (Unofficial Translated Version). — Previously filed as Exhibit (b) to Registration Statement on Form F-6 (Reg. No. 333-170191), filed with the Commission on October 28, 2010, and incorporated herein by reference.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d)
Opinion of counsel for the Depositary as to the legality of the securities to be registered.  — Previously filed as Exhibit (d) to Registration Statement on Form F-6 (Reg. No. 333-170191), filed with the Commission on October 28, 2010, and incorporated herein by reference.

(e)	Certificate under Rule 466. — None.

(f)
Powers of Attorney for certain officers and directors and the authorized representative of the Company.  — Previously filed as Exhibit (f) to Registration Statement on Form F-6 (Reg. No. 333-170191), filed with the Commission on October 28, 2010, and incorporated herein by reference.

Item 4. UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, dated as of August 3, 1994, by and among Empresa Nacional de Electricidad S.A., Citibank, N.A., as depositary, and all Holders from time to time of American Depositary Receipts issued thereunder, as proposed to be amended, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Pre-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 10th day of December 2010.

Legal entity created by the Deposit Agreement, dated as of August 3, 1994, as amended from time to time, under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing thirty (30) common shares, without par value, of Empresa Nacional de Electricidad S.A.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Susan A. Lucanto
	Name:	Susan A. Lucanto
	Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Empresa Nacional de Electricidad S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Pre-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Santiago, Chile, on December 10, 2010.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

By:	/s/ Carlos Martín
	Name:	Carlos Martín
	Title:	General Counsel

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, this Pre-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on December 10, 2010.

Signature	Title

*	Chief Executive Officer
Joaquín Galindo	(Principal Executive Officer)

/s/ Eduardo Escaffi	Chief Financial Officer
Eduardo Escaffi	(Principal Financial Officer)

*	Chief Accounting Officer
Maurilio Salgado	(Principal Accounting Officer)

*
Jorge Rosenblut	Director

*
Paolo Bondi	Director

Francesco Buresti	Director

*
José María Calvo-Sotelo	Director

*
Luis de Guindos	Director

*
Jaime Bauzá	Director

*
Vittorio Corbo	Director

Signature	Title

*
Jaime Estévez	Director

Felipe Lamarca	Director

*Signed by Eduardo Escaffi as an attorney-in-fact.

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Empresa Nacional de Electricidad S.A., has signed this Pre-Effective Amendment No. 1 to Registration Statement or amendment thereto in Newark, Delaware on December 10, 2010.

AUTHORIZED REPRESENTATIVE

By:	/s/ Donald J. Puglisi
	Name:	Donald J. Puglisi
	Title:	Managing Director

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)	Form of Amended and Restated Deposit Agreement